

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 30, 2017

Jimmy E. Addison
Chief Financial Officer
Scana Corporation
100 SCANA Parkway
Cayce, South Carolina 29033

      Re: Scana Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 24, 2017
              File No. 1-08809

Dear Mr. Addison:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               /s/ Jennifer Thompson

                               Jennifer Thompson
                               Accounting Branch Chief
                               Office of Consumer Products